ALANA L. GRIFFIN

Deputy General Counsel

Assistant Secretary

(706) 644-2485

alanagriffin@synovus.com

January 27, 2012

VIA EDGAR

Mr. Michael R. Clampitt

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:

Synovus Financial Corp.

Form 10-K and 10K/A for the Fiscal Year Ended December 31, 2010, filed March 1, 2011 and April 26, 2011

Form 10-Q for the quarterly period ended September 30, 2011, filed November 9, 2011

File No. 001-10312

Dear Mr. Clampitt:

Synovus Financial Corp., a Georgia corporation (the “Company” or “Synovus” or, in the first person notation, “we”, “us”, and “our”), is hereby responding to the comment letter of the Securities and Exchange Commission (the “SEC”) dated December 23, 2011. In this letter, we refer to the staff of the SEC as the “Staff.” Paragraph numbering used for each response set forth below corresponds to the paragraph numbering in the Staff’s letter.

The proposed revised disclosures set forth in this letter are based on facts and circumstances as of the date of this letter, and, accordingly, the Company notes that additional revisions may be required in future filings depending on the Company’s strategy, operations and financial performance at the time of such filing to ensure that the disclosures set forth in such future filings comply with applicable laws, including federal securities laws.

Form 10-K for the Fiscal Year ended December 31, 2010

Item 1. Business

Securities and Exchange Commission

January 27, 2012

Actions by Federal and State Regulators, page 22

1.	To the extent you have received any formal or informal, written or unwritten guidance from your banking regulators which is likely to have a material impact on your results of operations, liquidity, capital, or financial position, please confirm, if true, that you have clearly disclosed the material effects of such guidance. If not, please revise future filings to provide such disclosure.

Response:

As disclosed on page 22 of its Annual Report on Form 10-K (the “Form 10-K”), Synovus entered into a memorandum of understanding (the “Synovus MOU”) with the Federal Reserve Bank of Atlanta and the Banking Commissioner of the State of Georgia (the “Georgia Commissioner”). Synovus Bank, Synovus’ wholly owned banking subsidiary, is presently also subject to a memorandum of understanding (the “Synovus Bank MOU”) with the Federal Deposit Insurance Corporation and the Georgia Commissioner. Synovus confirms that it has disclosed in its SEC filings the potentially material effects of both the Synovus MOU and the Synovus Bank MOU, as well as other formal and informal, written or unwritten guidance that Synovus has received from its banking regulators.

While the following list is not exhaustive, we direct the Staff to the following examples of such disclosure in the Form 10-K, which include:

(1)	the references on pages 23 through 25 under “Part I, Item 1. Business – Supervision, Regulation and Other Factors – Dividends” and on pages 67-68 under “Part II, Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Repurchases of Equity Securities – Dividends” to the requirement under the Synovus MOU to receive prior regulatory approval to pay dividends or increase the amount of the quarterly cash dividend;

(2)	the reference on page 29 under “Part I, Item 1. Business – Supervision, Regulation and Other Factors – Capital- Capital Ratios” to the requirement under the Synovus Bank MOU to maintain minimum capital ratios at specified levels higher than those otherwise required;

(3)	the reference on page 40 under “Part I, Item 1. Business – Supervision, Regulation and Other Factors – Enforcement Powers” to the Synovus MOU and the Synovus Bank MOU;

(4)	references on pages 50 and 53-54 under “Part I, Item 1A. Risk Factors” to the restrictions and requirements under the Synovus MOU and the Synovus Bank MOU and the potential impact on Synovus’ liquidity, business, reputation, operating flexibility, financial condition and the value of our common stock;

(5)	references on pages 122-123 (Liquidity) and pages 123-125 (Capital Resources) under “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations”— to the increased capital requirements at Synovus Bank as a result of the Synovus Bank MOU and the impact of this requirement on Synovus’ capital and liquidity position; and

Securities and Exchange Commission

January 27, 2012

(6)	the reference on pages 180-182 under “Part II, Item 8. Financial Statements and Supplementary Data” in Note 14 of the Notes to Consolidated Financial Statements to the heightened capital requirements for Synovus Bank under the Synovus Bank MOU.

Synovus confirms that it will include similar disclosures, as applicable, in its future filings.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Base Pay, page 57

2.	Please revise future filings to disclose what elements of individual performance were taken into account in determining the base pay of your executives. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response

Synovus will revise the disclosures in its future filings substantially consistent with the following information in response to the Staff’s comment. Synovus presently expects that it will include disclosure substantially similar to the language set forth below in the proxy statement for its 2012 annual meeting in response to the Staff’s comment:

“Synovus’ chief executive officer did not receive a base pay increase in 2011 because he received an increase in October of 2010 to reflect his promotion. After reviewing market comparisons for similarly-situated positions other than the CEO, the Committee awarded 2.5% base salary increases (rounded to the nearest $1,000) for Synovus’ other named executive officers in 2011. While the Committee recognized current salaries were below market data, salary increases were limited to 2.5% to remain affordable and generally consistent with the base salary percentage increases received by other team members. As a result, individual performance was not a factor used in determining base pay for Synovus’ named executive officers in 2011.”

Long-Term Incentives, page 58

3.	Please revise future filings to describe how the compensation committee used comparative compensation information in determining the quantity of restricted stock units granted to your executives in 2010. Please also disclose whether the compensation committee deviated from peer group benchmarks in such grants of restricted stock units, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Securities and Exchange Commission

January 27, 2012

Response

Synovus will revise the disclosures in its future filings substantially consistent with the following information in response to the Staff’s comment. Synovus presently expects that it will include disclosure substantially similar to the language set forth below in the proxy statement for its 2012 annual meeting in response to the Staff’s comment:

“The restricted stock unit awards made to Synovus’ named executive officers in 2011 are set forth in the “All Other Stock Awards” column of the Plan-Based Awards Table. The quantity of restricted stock units granted to Synovus’ named executive officers in 2011 was determined utilizing TARP guidelines. As permitted under TARP guidelines, the value of each executive’s restricted stock units on the date of grant was based upon approximately one-third of each executive’s estimated total compensation for the year. The Compensation Committee reviewed comparative compensation information in making the decision to award long-term incentive award grants to the named executive officers. However, because of below-market base salaries and TARP guidelines, the quantity of restricted stock units granted to each named executive officer is generally below that of the peer group benchmarks for each similarly-situated position. As required under TARP, the 2011 restricted stock awards have both a service component and a TARP repayment component in order to vest. The awards can only vest once executives have two years of service. In addition, as required under TARP, for each 25% of the aggregate TARP funds that are repaid, 25% of the units vest. Finally, because the Committee desired for the awards to be performance-based, the awards do not vest unless Synovus has achieved two consecutive quarters of profitability.”

Synovus also confirms to the Staff that the process used by the Compensation Committee for determining the quantity of restricted stock units granted to our executives for 2010 was substantially the same as the process used for 2011.

Item 13. Certain Relationships and Related Transactions…

Definitive Proxy Statement on Schedule 14A

Related Party Transactions in the Ordinary Course, page 71

4.	We note your disclosure that your loans to your insiders are on substantially the same terms as those with “other customers.” Please confirm that you could have provided the correct representation in Instruction 4(c)(ii) (“persons not related to the lender”) to Item 404(a) of Regulation S-K or amend with the required information. In future filings please use the correct language for the representation.

Response

Synovus confirms that it could have made the representation as referenced in Instruction 4(c)(ii) in its definitive 2011 proxy statement and that it will use the language as cited by the Staff in future filings.

Securities and Exchange Commission

January 27, 2012

10-K/A for the Fiscal Year Ended December 31, 2010

5.	We note that you did not file new certifications by each principal executive and principal financial officer as specified in Rules 13a-14(b) or 15d-14(b). Please amend your filing to include the new certifications specified in Rules 13a-14(a) or 15d-14(a) and 13a-14(b) or 15d-14(b). Refer to Rule 12b-15 of the Securities Exchange Act of 1934.

Response

Synovus respectfully submits that new Section 906 certifications as specified in Rule 13a-14(b) were not required to be filed with Synovus’ Form 10-K/A for the fiscal year ended December 31, 2010 (the “Form 10-K/A”).

This position is based upon our reading of Rule 13a-14(b) and SEC Release No. 33-8238, which collectively suggest that 906 certifications are not required in amendments to periodic reports if no financial statements of the issuer are included. Rule 13a-14(b) states that “[e]ach periodic report containing financial statements filed by an issuer pursuant to section 13(a) of the Act must be accompanied by the certifications required by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) and such certifications must be furnished as an exhibit to such report as specified in the applicable exhibit requirements for such report”. SEC Release No. 33-8238 also noted that “[t]here are important distinctions to be made between Sections 302 and 906 of the Sarbanes-Oxley Act. Unlike the Section 302 certifications, the Section 906 certifications are required only in periodic reports that contain financial statements. Therefore, amendments to periodic reports that do not contain financial statements would not require a new Section 906 certification, but would require a new Section 302 certification to be filed with the amendment.”

No financial statements of Synovus were filed with the Form 10-K/A. The Form 10-K/A was filed to include as exhibits financial statements of the Synovus Financial Corp. Director Stock Purchase Plan (“DSPP”) and the Synovus Financial Corp. Employee Stock Purchase Plan (“ESPP” and, together with the DSPP, the “Plans”)), as permitted by General Instruction F to Form 10-K and Rule 15d-21 promulgated under the Securities Exchange Act of 1934, as amended, in lieu of filing Form 11-Ks for each of the Plans. The Plans are non-qualified stock purchase plans and separate registrants from Synovus. The Staff has confirmed in CD&I Question 106.03 that Section 906 certifications do not apply to annual reports on Form 11-K.

For the reasons set forth above, we do not believe that the certifications contemplated by Rule 13a-14(b) were required to be filed as an exhibit to the Form 10-K/A.

Securities and Exchange Commission

January 27, 2012

Form 10-Q for the Quarter Ended September 30, 2011

Financial Statements

Note 6 – Loans and Allowance For Loan Losses, page 18

6.	Please tell us and revise your future filings to disclose, by portfolio segment, qualitative information about how your troubled debt restructurings and defaulted troubled debt restructurings are factored into the determination of your allowance for loan losses. Refer to ASC 310-10-50-33 (b) and 34 (b).

Response

Synovus will revise the disclosures in its future filings substantially consistent with the following information in response to the Staff’s comment. All troubled debt restructurings (“TDRs”), regardless of loan portfolio segment, are considered to be impaired loans, pursuant to ASC 310. In accordance with ASC 310, the amount of impairment recorded on all impaired loans is measured based upon the present value of expected future cash flows discounted at the loan’s original effective interest rate or, if collateral dependent, based upon the fair value of collateral, less costs to sell.

In addition, on a portfolio segment basis, information related to all TDRs, as well as defaulted TDRs is factored into each portfolio segments’ probability of default and loss-given default experience, as further discussed in Exhibit A attached hereto, in arriving at the respective portfolio segments’ allocated allowance for loan losses. Further, qualitative information, such as delinquency trends and loss experience related to TDRs and defaulted TDRs is included in the determination of the expected loss factors.

Management’s Discussion and Analysis, page 43

Other Real Estate, page 54

7.	We note that you have had over $200 million in OREO since the fiscal year ended December 31, 2009. Given the significant balances noted, please tell us and revise future filings to include a discussion as to whether or not you actively market these properties, including whether or not you are doing this through a third party or with bank staff and when you expect to dispose of them. Also, please tell us if you sold any properties as of December 31, 2010 and if so, the total amount sold.

Response

Synovus will revise the disclosures in its future filings substantially consistent with the following information in response to the Staff’s comment. It is the Company’s objective to dispose of OREO properties in a timely manner and to maximize net sale proceeds to the Company. Synovus has a centralized managed assets division, with the specialized skill set to facilitate this

Securities and Exchange Commission

January 27, 2012

objective. While there is not a defined timeline for their sale, these OREO properties are actively marketed through unaffiliated third parties, including real estate brokers and real estate auctioneers. Sales are made on an opportunistic basis, as acceptable buyers and terms are identified. In addition, the Company also sells OREO properties in bulk asset sales to unaffiliated third parties. In some cases, the Company is approached by potential buyers of OREO properties or the Company may contact independent third parties who we believe might have an interest in an OREO property.

Of the $238.8 million in OREO at December 31, 2009, $147.5 million was sold or written down in 2010, $38.7 million was sold or written down in 2011, and $52.6 million currently remains in OREO at December 31, 2011. Of the $261.3 million in OREO at December 31, 2010, $112.4 million was sold or written down in 2011, and $148.9 million currently remains in OREO at December 31, 2011. OREO is reported at the lower of cost or fair value less estimated selling costs determined on the basis of current appraisals, as well as the re-evaluation of fair value performed on a quarterly basis, including review of comparable sales, and other estimates of fair value obtained principally from independent sources, changes in absorption rates or market conditions from the time of the latest appraisal received, or previous re-evaluation performed, and anticipated sales values considering management’s plans for disposition. Additionally, as of December 31, 2011, the OREO carrying value of $204.2 million reflects cumulative write-downs totaling approximately $327 million, or 62% of the related loans’ unpaid principal balance.

Loans, page 55

8.	We note your various asset quality measures as of the periods presented. We further note that net charge-offs as of December 31, 2010 and 2009 exceeded the allowance for loan loss beginning balance as of the same dates, respectively. While we noted some disclosure pertaining to your charge-offs of distressed assets through your asset disposition strategy, we could not find adequate disclosure on your asset disposition strategy.

•

Please tell us and revise future filings to provide the significant details of the asset disposition strategy, including but not limited to, the date it began, the amount of net charge-offs taken that were a direct result of this program, and when the program ended;

Response

Synovus will revise the disclosures in its future filings substantially consistent with the following information in response to the Staff’s comment. The Company began its asset disposition strategy as a proactive measure in managing our loan portfolio in the second quarter of 2009, which centered around the disposition of problem assets. Subsequent to the implementation of the asset disposition strategy, we entered into the Synovus MOU. The Synovus MOU was in alignment with the existing asset disposition strategy, including managing various asset quality and regulatory capital ratios. The asset disposition strategy is still in place today. Net charge-offs recorded as a direct result of this program are discussed in the paragraphs that follow.

Securities and Exchange Commission

January 27, 2012

•	Tell us why you implemented this program and its impact on the financial statements; and

Response

Synovus has experienced a significant increase in the levels of non-performing assets beginning in 2008. The purpose of the implementation of the asset disposition strategy was to reduce non-performing assets as well as manage various asset quality and regulatory capital ratios. While our asset disposition strategy is effective at achieving the goal of reducing nonperforming and potential problem loans, the market price for the liquidation of generally distressed loans includes significant liquidation discounts (losses) that may not have been realized had the Company worked long-term with these borrowers. Thus, the financial statement impact of our dispositions includes reductions in non-performing and impaired loans. Losses on the disposition of these distressed loans generally resulted in higher loan charge-offs, reflecting distressed loan liquidation discounts. Further, the sale of these loans eliminates the prospect of loan recoveries in the future. This strategy was a departure from our practice prior to the second quarter of 2009, of working on a long-term basis with our borrowers to improve nonperforming and potential problem loans and/or undertaking foreclosure actions to bring resolution to nonperforming loans and then subsequently disposing of foreclosed collateral in a manner which minimized losses to the Company.

•	Describe to us the timing of the specific credit deterioration events that resulted in net charge-offs that exceeded the beginning allowance for loan loss balance.

Response

During 2009 and 2010, a variety of circumstances contributed to loan charge-offs exceeding the respective years’ beginning allowance for loan losses. These circumstances include:

(1)	Disposition of nonperforming and potential problem loans;

(2)	Rapid migration of loans to impaired status due to deteriorating economic conditions; and

(3)	Continuous declines in the fair value of real estate securing impaired loans

(1) Disposition of nonperforming and potential problem loans

The level of nonperforming loans and potential problem loans began to rapidly increase in 2008, and continued to be at elevated levels through December 31, 2011. The disposition of distressed loans provides one approach, among others, to reduce nonperforming and potential problem loans relative to total loans and various regulatory capital amounts. While our asset disposition strategy is effective at achieving the goal of reducing nonperforming and potential problem loans, the market price for the liquidation of generally distressed loans, includes significant

Securities and Exchange Commission

January 27, 2012

liquidation discounts (losses) that may not have been realized had the Company worked long-term with these borrowers. Thus, the losses on the disposition of these distressed loans generally resulted in higher loan charge-offs, reflecting distressed loan liquidation discounts. Further, the sale of these loans eliminates the prospect of loan recoveries in the future.

During the nine months ended September 30, 2011, Synovus transferred loans with a carrying value immediately preceding the transfer totaling $567.6 million, to other loans held for sale. Synovus recognized charge-offs upon transfer on these loans totaling $159.9 million for the nine months ended September 30, 2011. During the year ended December 31, 2010, Synovus transferred loans with a carrying value immediately preceding the transfer totaling $1.36 billion, to other loans held for sale. Synovus recognized charge-offs upon transfer on these loans totaling $405.0 million for the year ended December 31, 2010.

For the reasons noted above, during 2009 and 2010, the Company identified specific loans to be held for sale of $ 930.5 million and $1.36 billion, respectively. At the time that the Company identified these specific loans for sale, additional charge-offs, beyond the respective ASC 450-20, Loss Contingencies related reserves, or ASC 310 previous charge-offs and/or specific reserves were generally necessary due to significant distressed loan liquidation discounts, both on a single loan basis and bulk loan sale basis. The change in the Company’s strategy on these loans added significantly to charge-offs in 2009 and 2010, which contributed to net charge-offs exceeding the beginning allowance for loan losses for these years.

(2) Rapid migration of loans to impaired status due to deteriorating economic conditions

In 2009 and 2010, the Company’s market area, as well as much of the United States, suffered significant economic disruptions. As this economic decline unfolded, our borrowers were impacted at various points in time during the economic decline and to various degrees. In our market area, real estate values were most significantly impacted, resulting in the precipitous decline in collateral values. The Company’s loan monitoring process, including periodic loan level credit review procedures, monitoring of loan delinquency trends, and loan officers’ continuous monitoring of loans and interaction with borrowers, resulted in the timely identification of significant deterioration in the quality of our loan portfolio. For example, impaired loans, generally consisting of collateral dependent impaired loans and accruing TDRs, were $727.3 million at year end 2008, $1.53 billion at year end 2009, and $1.10 billion at December 31, 2010. The rapid migration of loans to impaired status, combined with declining real estate values during this period of significant economic decline (discussed below), also contributed to net charge-offs exceeding the beginning allowance for loans losses in 2009 and 2010.

(3) Continuous declines in the fair value of real estate securing impaired loans

Another factor contributing to 2009 and 2010 net loan charge-offs exceeding the beginning allowance for loan losses for these years, was the precipitous decline in real estate values occurring in each of these years throughout the Company’s market area.

Securities and Exchange Commission

January 27, 2012

In addition, the Company’s loan monitoring processes, particularly the requirement to obtain annual independent third-party appraisals on impaired loans, resulted in the timely identification of further deterioration in collateral fair values which occurred subsequent to the previously received appraisal. This generally resulted in loan charge-offs in addition to previous periods’ charge-offs and/or the previous periods’ specific reserves. Specific reserves or charge-offs on impaired loans are based upon the fair value of anticipated future cash flows or, for collateral dependent loans, based upon the fair value of the collateral less estimated costs to sell as of the end of each reporting period. Subsequent periods’ declines in the fair value of collateral or the expected future cash flows will require additional charge-offs and/or specific reserves in subsequent periods. Given the precipitous decline in real estate values in the Company’s market area in 2009 and 2010, most real estate securing our impaired loans had continuous declines in fair values which also contributed to net charge-offs in these years exceeding the respective years’ beginning allowance for loan losses.

9.	As a related matter, please tell us the triggering events or other circumstances which impact the timing of when you take a charge-off including how and when a loss is subsequently confirmed.

Response

For commercial loans, charge-offs are generally considered to be confirmed and are recorded on collateral dependent impaired loans upon receipt of information indicating that the fair value of collateral, less costs to sell, is insufficient to recover the loan amount. The Company’s loan monitoring processes require that independent third-party appraisals are received on an annual basis, as well as quarterly re-evaluation of collateral fair values to provide for timely identification of deterioration of collateral fair values. Receipt of information, including independent third party appraisals, indicating a decline in collateral values below the corresponding collateral dependent impaired loan’s book value is the triggering event for a charge-off. In addition, future anticipated cash flows estimated for impaired loans which are not collateral dependent are evaluated quarterly. When our quarterly analysis confirms that future anticipated cash flows, discounted at the original loan’s effective interest rate, will be insufficient to recover the loan’s book balance a triggering event for a charge off occurs, and such charge-off is recorded.

Retail loan charge-offs are generally recorded after the loss is confirmed by a period of four months of delinquency, or sooner if the Company becomes aware of circumstances which would indicate that a portion of the loan will not be repaid.

Other circumstances which trigger loan charge-offs relate to the Company’s asset disposition strategy, discussed in response to question number eight. A charge-off is recorded upon the decision to sell specifically identified loans, and considering the estimated fair value of such loans held for sale, including consideration of distressed loan liquidation discounts.

Securities and Exchange Commission

January 27, 2012

10.	Please tell us and revise future filings to expand your policy on your allowance for loan losses to include a description of how you considered historical losses and existing economic conditions in accordance with ASC 310-10-50-11B(a)(1)(i) and (ii).

Response

Synovus has historically provided disclosures surrounding the Company’s accounting policies and methodology used to estimate the allowance for loan losses, including factors that influence historical losses and existing economic conditions within the Management’s Discussion and Analysis section of our 10-K and 10-Q filings. Synovus will revise its Significant Accounting Policies disclosure within the Notes to the Consolidated Financial Statements in its future filings in response to the Staff’s comment. The draft of the revised disclosure is attached as Exhibit A hereto.

Monitoring of Collateral, page 59

11.	We note your disclosure stating that the fair value of the real estate securing loans is generally determined by “certified or licensed appraisers.” Please tell us and revise future filings to clarify, for your impaired loans, if these appraisers are also unaffiliated third-party appraisers.

Response

Synovus will revise the disclosures in its future filings substantially consistent with the following information in response to the Staff’s comment. Appraisers used to determine the fair value of real estate securing impaired loans are independent unaffiliated third-party appraisers.

12.	We note your disclosure stating you also consider “other factors or recent developments, such as selling costs and anticipated sales values considering management’s plans for disposition, which could result in adjustments to the collateral value estimates indicated in the appraisals.”

•

Please clarify to us how “anticipated sales values considering management’s plans for disposition” impacts the fair value of the collateral. Clarify if this means when you have a contract in place to sell a specific property, the agreed upon sales price replaces the appraised value; and

•	Tell us and revise future filings to describe all of the various adjustments you make to your appraisals, including any made for outdated appraisals.

Securities and Exchange Commission

January 27, 2012

Response

When the Company changes its intention to hold a loan in its loan portfolio, and makes a decision to sell a specific loan, the fair value of the loan is determined consistent with the loan’s new held for sale classification. The charge-off, if any, resulting from the newly classified held for sale loan may exceed the previous partial charge-off and/or allowance related to such loan. The excess charge-off amounts have generally related to distressed loan liquidation discounts on the sale of distressed loans. When a contract is in place for the sale of a specific loan, we confirm that the contract sales price becomes the new determination of the loan’s fair value, less costs to sell.

Synovus will revise the disclosures in its future filings substantially consistent with the following information in response to the Staff’s comment.

It is the Company’s policy to obtain, on at least an annual basis, an updated appraisal from an independent, licensed third party for loan relationships of $1 million and over when at least one of the loans in the relationship is on non-accrual status. For relationships under $1 million, while independent third-party appraisals are not mandated by the Company’s policies, management will obtain third-party appraisals when considered prudent. Appraisals are generally obtained upon renewal for all loans not considered impaired. Examples of adjustments made quarterly to appraised values include broker’s commission, unpaid real estate taxes, attorney’s fees, other estimated costs to dispose of the property, known damage to the property, known declines in the net operating income of the property or rent rolls, as well as third party market data.

13.	As a related matter, to further enhance our understanding of how you measure impairment under ASC 310-30, please provide us with a detail of your five largest impaired loans at September 30, 2011 for which you determined that a specific allowance was not required. Your response should include a discussion of the following:

•	When the loan was originated;

•	When the loan became impaired;

•	The underlying collateral supporting the loan;

•	The amount of any charge-offs recognized for the loan, as applicable;

•	The date and amount of the last appraisal obtained for the underlying collateral;

•	The estimated fair value of the underlying collateral at September 30, 2011;

•	If you applied a discount to the most recent appraised value, the discount applied and how it was determined; and

•	Any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response;

Securities and Exchange Commission

January 27, 2012

Response

Please see attached Exhibit B for an illustration and discussion of our five largest impaired loans in which we determined a specific allowance was not required.

Loan Extensions, page 62

14.	We note your disclosure that loan extensions have also been made in connection with troubled debt restructurings and that these extensions have generally consisted of extensions of maturities of one year or less. Please tell us why these types of extensions are made and quantify the dollar amount of troubled debt restructurings that were extended during the periods presented. In addition, tell us how you account for these loans. Clarify whether you continue to consider them troubled debt restructurings when the terms are extended.

Response

If it is determined that the borrower is experiencing financial difficulties, and the extension of maturity is concluded to be a concession, then the loan is accounted for as a troubled debt restructuring. The primary reasons for troubled debt restructuring classification are due to Synovus’ decision to provide a below-market interest rate, a payment extension, and/or a reduction of required principal and/or interest payments (e.g., interest only for a period of time exceeding three months) to work with customers to find solutions that are in the best interest of both the customer and Synovus. For the nine months ended September 30, 2011, Synovus’ added approximately $459.2 million of loans categorized as accruing troubled debt restructurings.

Repurchase Obligations for Mortgage Loans Originated for Sale, page 79

15.	We note your disclosure stating that you may be required to repurchase a loan or make the purchaser whole for the economic benefits of the loan if it is determined that the loan sold was in breach of your representations or warranties. We also note your disclosure stating that losses pertaining to the repurchases as of September 30, 2011, have been inconsequential. Please tell us and revise future filings as needed to disclose the total amount of losses pertaining to the repurchases. Further, please tell us whether you are aware of any pending or threatened litigation initiated by investors or purchasers of mortgage loans, including but not limited to claims alleging breaches of representations and warranties on the underlying loan sales. If so, revise your disclosure in future filings to provide the disclosures required by ASC 450-20-50 as it relates to this loss contingency and advise us as to any amounts accrued.

Securities and Exchange Commission

January 27, 2012

Response

Synovus will revise the disclosures in its future filings substantially consistent with the following information in response to the Staff’s comment. The total amount of losses pertaining to the repurchases of mortgage loans previously sold for the nine months ended September 30, 2011 and the twelve months ended December 31, 2011 was approximately $2,050,000 and $2,693,000, respectively.

The Company is not aware of any pending or threatened litigation initiated by investors or purchases of mortgage loans, including, but not limited to claims alleging breaches of representations and warranties on the underlying loan sales.

Legal Proceedings, page 85

16.	We note your disclosure on page 87 regarding your inability to reasonably estimate a range of potential loss for certain class action lawsuits. We further note your disclosure here that based on current knowledge, advice of counsel and available insurance coverage, management does not believe any liabilities arising from legal claims in excess of the amounts currently accrued, if any, will have a material adverse affect on Synovus’ consolidated financial condition, results of operations or cash flows. Please clarify for us how you were able to reach this conclusion in light of your inability to reasonably estimate a range of potential loss for certain class action lawsuits. Revise your disclosure in future filings as necessary.

Response

As described in more detail in our response to Comment 17 below, Synovus reviews the status, and carefully considers the potential materiality and outcome, of all pending legal matters, including the class action lawsuits referenced under “Legal Proceedings,” on a quarterly basis in order to maintain compliance with the quantitative and disclosure requirements of ASC Topic 450 and Item 103 of Regulation S-K (Legal Proceedings) promulgated by the SEC (“S-K Item 103”).

In many situations, including in respect of those legal matters described in the Form 10-Q, Synovus may be unable to estimate reasonably possible losses due to the preliminary nature of the legal matters, the indeterminate amount of damages being sought, the uncertainty of class certification, the need to resolve significant issues of fact, and/or the presence of novel issues of law. As a result of these and other factors, Synovus was, as of the date of the Form 10-Q, unable to estimate reasonably possible losses for the legal matters described in the Form 10-Q.

Notwithstanding Synovus’ inability to estimate reasonably possible losses, based upon Synovus’ knowledge as of the date of the Form 10-Q, as well as Synovus’ consideration of the advice that it received from its professional advisors (including legal counsel), Synovus’ management did not, at that time, believe that liabilities arising from existing legal matters would have a material adverse effect on Synovus’ consolidated financial condition, results of operations, or cash flows.

Securities and Exchange Commission

January 27, 2012

Synovus’ assertions that it “did not believe any liabilities arising from legal claims in excess of the amounts currently accrued, if any, will have a material adverse effect on Synovus’ consolidated financial condition, results of operations or cash flows” was based upon consideration of all of these factors as of the time of the filing. However, given the uncertainty of the various potential outcomes of litigation such as the class action lawsuits disclosed, Synovus also disclosed that “in light of the significant uncertainties involved in these matters, the early stage of various legal proceedings described below, and the indeterminate amount of damages sought in some of these matters, it is possible that the ultimate resolution of these matters, if unfavorable, could be material to Synovus’ results of operations for any particular period.”

Synovus has continued to monitor its pending litigation with a view to developing estimates of an aggregate reasonably possible range of loss for purposes of disclosure in those matters where Synovus can reasonably determine, based on the status of the litigation and the facts as of the time of disclosure, what potential outcomes are possible and what the reasonably possible range of losses might be for those reasonably possible outcomes. Attached as Exhibit C hereto is a draft of the Synovus’ Legal Proceedings disclosure as proposed to be included in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2011.

17.	For those class action lawsuits where you have concluded that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Response

On a regular basis (not less than quarterly), the Synovus’ General Counsel’s Office reviews pending litigation matters in order to maintain compliance with ASC 450 and S-K Item 103. The review process includes the following:

1.	The General Counsel’s Office periodically reviews the log of all pending litigation to assess the status of all pending litigation matters as reported to Synovus Risk Management (the “Report”). The General Counsel’s Office routinely receives and reviews status reports and updates from external counsel on all matters listed on this Report.

2.	Matters set forth on the Report that are not ordinary course matters incidental to Synovus’ business, or that present significant reasonably possible losses to Synovus, are reviewed in more detail and discussed with external counsel to determine whether disclosure of such matters is required under S-K Item 103 or ASC 450.

Securities and Exchange Commission

January 27, 2012

3.	The General Counsel and/or Deputy General Counsel contact external counsel to discuss the status of matters describe in Paragraph 2 above . This review includes a detailed discussion of the current procedural posture, alleged damages, related precedent, availability of insurance coverage, possible resolutions and related timelines, and litigation disclosures relating to each matter. In addition, the General Counsel’s Office and external counsel specifically discuss whether or not, given the procedural posture and other facts of each material matter, a reasonably possible loss or range of losses to the Company exists and, if so, what a reasonable estimate of any such reasonably possible loss or range of losses can be made.

4.	Following the discussions with external counsel described in Paragraph 3 above, the General Counsel’s Office discusses with the Chief Accounting Officer and the Chief Financial Officer the matters described in Paragraph 2 above, including the likelihood of reasonably possible losses, the ability or inability to estimate the potential estimated range of any such losses, and available insurance coverage and/or indemnity available to Synovus for any such reasonably possible losses.

5.	The Chief Accounting Officer also obtains certifications from regional and bank division Chief Executive Officers regarding pending litigation matters. Based upon these discussions and certifications, the Chief Accounting Officer, Chief Financial Officer and General Counsel’s Office discuss and review whether, under ASC 450, (a) an estimated loss from a loss contingency requires an accrual because such a loss is probable and the amount of loss can be reasonably estimated and (b) a reasonable likelihood of loss to the Company exists and, if so, what a reasonable estimate of any such loss or range of loss would be.

6.	The Synovus Disclosure Committee reviews and discusses the matters described under the “Legal Proceedings” caption to confirm agreement with the disclosure presented.

7.	The General Counsel and/or Deputy General Counsel meets with representatives of the Company’s independent auditors on a quarterly basis to discuss the matters describe in Paragraph 2 above. The General Counsel and/or the Deputy General Counsel reviews with the Company’s independent auditors the steps described above to ensure compliance with ASC 450 and S-K Item 103. In addition, on an annual basis in connection with the year end audit, Synovus works with the Company’s independent auditors to solicit, obtain and evaluate audit response letters from certain of Synovus’ outside legal firms relating to outstanding legal matters.

8.	The Chief Accounting Officer, Deputy General Counsel and other members of Synovus management review and discuss the matters described under the “Legal Proceedings” with the Synovus Audit Committee.

For each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless,

Securities and Exchange Commission

January 27, 2012

an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

In the case of legal matters referenced in Comment 16 above, future developments, either individually or in combination, that might enable such an estimate to be made include (i) the ruling on the applicable motion to dismiss, (ii) the time period and length of the class, if a class is certified, (iii) quantification of the damages claimed by plaintiffs, and (iv) the status of settlement negotiations should they occur. Synovus will include disclosure of these factors in its future filings, and will continue to assess, in connection with any developments related to these factors, whether Synovus is able to estimate reasonably possible losses. Please refer to Synovus’ response to Comment 16 above, including Exhibit C.

In addition, as requested in the Staff’s letter of December 23, 2011, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions concerning the foregoing, please contact the undersigned at (770) 644-2485.

Very truly yours,

Alana L. Griffin

Deputy General Counsel

cc:	Kessel D. Stelling Thomas J. Prescott Liliana C. McDaniel

Exhibit A – Response to SEC Comment Letter #10

Synovus Financial Corp.

SEC File No. 1-10312

The allowance for loan losses is a significant estimate and is regularly evaluated by Synovus for accuracy and consistency between the changes in the allowance for loan losses with the credit trends and credit events in the loan portfolio. The allowance for loan losses is determined based on an analysis which assesses the inherent risk for probable loss within the loan portfolio. Significant judgments and estimates are necessary in the determination of the allowance for loan losses. Significant judgments include, among others, loan risk ratings and classifications, the determination and measurement of impaired loans, the timing of loan charge offs, the probability of loan defaults, the net loss exposure in event of loan defaults, qualitative loss factors, management’s plans, if any, for disposition of certain loans as well as other qualitative considerations. In determining an adequate allowance for loan losses, management makes numerous assumptions, estimates, and assessments which are inherently subjective. The use of different estimates or assumptions could have a significant impact on provisions for losses on loans, allowance for loan losses, non-performing loans, loan charge-offs, and other credit metrics.

Commercial Loans – Allowance for Loan Losses

The allowance for loan losses related to commercial loans consists of two components: the allocated commercial loan allowance for loan losses and the unallocated commercial loan allowance for loan losses. The allocated allowance for commercial loans is based upon quarterly analyses of impaired commercial loans to determine the amount of specific reserves (and/or loan charge-offs), if any, as well as an analysis of historical loan default experience, loan net loss experience and related qualitative factors, if appropriate, for categories of loans with similar risk attributes and further segregated by Synovus’ internal loan grading system. The unallocated allowance is considered necessary to provide for certain factors that affect the inherent risk of loss in the loan portfolio that are not fully captured in the allocated allowance for loan losses, as discussed further below.

Commercial Loans – Risk Ratings and Loss Factors

Commercial loans are assigned a risk rating on a nine point scale. The risk ratings are based on the borrowers’ credit risk profile considering factors such as debt service history, current and estimated prospective cash flow information, collateral supporting the credit, as well as other variables, as appropriate. Ratings six through nine are defined consistent with the bank regulatory classifications of special mention, substandard, doubtful, and loss, respectively.

Each loan is assigned a risk rating during its initial approval process. This process begins with a loan rating recommendation from the loan officer responsible for originating the loan. The loan rating recommendation is subject to approvals from other members of management, regional credit and/or loan committees depending on the size of the new loan and new loan’s credit attributes. Loan ratings are regularly reevaluated based upon annual scheduled credit reviews or on a more frequent basis if determined prudent by management. Semi-annual credit reviews are performed by Synovus’ regional credit department for credits in excess of $2.5 million. Quarterly loan memoranda for all loan relationships in excess of $500,000 graded special mention or worse are prepared by bank divisions and reviewed by regional credit officers. In addition, monthly meetings are held by regional credit officers where all loan relationships in excess of $500,000 graded special mention or worse are reviewed to ensure the loans are properly graded and reserved for, if applicable. Furthermore, an independent loan review function evaluates the Company’s risk rating process on an on-going basis.

On a quarterly basis, impaired loans are evaluated on a loan by loan basis with specific reserves recorded as appropriate. For loans that are not considered impaired, the allocated allowance for loan losses is determined based upon expected loss (EL) factors which are applied to groupings of specific loan types, by loan risk ratings. The EL is determined based upon a probability of default (PD) which is the probability that a borrower, segregated by loan type and loan risk grade, will default, and the estimated loss given default (LGD) which is the estimate of the amount of net loss in the event of a loan defaulting. The allocated EL factors for commercial loans may also be adjusted, as necessary, by qualitative factor considerations for the applicable loan categories, which include among other considerations the aging of portfolio default experience data used in the PD calculation and the aging of the portfolio net loss experience data used in the LGD calculation. The groupings of the loans into loan categories for purposes of determining LGD are determined based upon the nature of the collateral types and the level of inherent risk associated with the various loan categories. The loan groupings are further segregated for purposes of determining PD based upon the individual loan type and risk ratings, as described above.

As a result of Synovus’ past practice of updating default and loss–given default data once per year, loan default and net loan loss upon default data utilized in the PD and LGD calculations did not historically include the most recent periods’ portfolio default and net loss experience; therefore, these factors required a qualitative factor adjustment to properly capture the estimated inherent risk of loss in the respective loan portfolios not identified in the PD or LGD factors because of the time lag in the data used for the PD and LGD factors.

In 2011, Synovus began a new practice of updating, by loan category, the loan default data and net loss upon default data utilized in the calculation of the PD factors and LGD factors, respectively, at least twice a year. The use of this more current data in the PD and LGD calculations reduced the need for the qualitative factor adjustment included in the calculated EL factors at June 30, 2011. At September 30, 2011 and June 30, 2011, the PD factors were based upon loan defaults experienced through December 31, 2010, and the LGD factors were based upon losses on defaulted loans through March 31, 2011. At December 31, 2011 the PD factors are based upon loan defaults experienced through September 30, 2011, and the LGD factors are based upon losses on defaulted loans through September 30, 2011. The use of current data in the PD and LGD calculations continued to require no qualitative adjustments as of December 31, 2011.

Further, management considers loan default and net loan loss data through the issuance date of its consolidated financial statements in order to assess if defaults and losses during this period had any material impact on the EL factors calculated for purposes of determining the allowance for loan losses at the respective date of the consolidated financial statements.

Prior to the change made in the second quarter of 2011, as described above, the LGD factors were calculated based upon net loan loss data on loans that had defaulted through March 31, 2009 and the net losses on those loans through September 30, 2010. As a result of this timing lag, Synovus previously supplemented its internal LGD data with industry LGD data at a weighting of 75% external industry data and 25% internal data. Beginning with the second quarter of 2011, Synovus enhanced its EL methodology to incorporate more recent net losses on more recently defaulted loans in the calculation of the LGD. The enhanced LGD calculation includes loan defaults and net charge-off data through September 30, 2011, which reduced the timing lag, discussed above. Accordingly, it is no longer considered necessary to supplement Synovus’ internal net loss given default data with external industry net loss data and, as noted above, a qualitative factor is not necessary at December 31, 2011.

Commercial Unallocated Reserve

The commercial unallocated component of the allowance for loan losses is considered necessary to provide for certain environmental and economic factors that affect the inherent risk of loss in the entire loan portfolio that are not fully captured in the allocated allowance for loan losses. Unallocated qualitative factors included in the determination of the commercial unallocated allowance for loan losses include the following:

•	economic conditions;

•	changes in the experience, ability, and depth of lending management and loan review staff;

•	changes in the loan origination and monitoring policies and procedures;

•	changes in the volume and trend of impaired loans and past-due loans;

•	changes in concentrations and volume and nature of loan growth;

•	risk of grading not keeping pace with the speed and depth of deterioration in economic conditions, particularly related to identifying special mention credits;

•	estimated risk associated with the deterioration in the fair value of collateral supporting the Company’s loans; and

•	other external impacts (as may be applicable).

On a quarterly basis, management updates its analysis and consideration of these factors and determines the impact, if any, on the allowance for loan losses for each respective period.

Retail Loans – Allowance for Loan Losses

The allowance for loan losses related to retail loans consists of two components: the allocated retail loan allowance for loan losses and the unallocated retail loan allowance for loan losses. The allocated allowance for retail loans includes reserves for pools of homogenous loans and for impaired loans, which are generally evaluated on a loan by loan basis with specific reserves recorded, as appropriate. For loans that are not considered impaired, the allocated allowance for loan losses is determined based upon EL factors which are applied to groupings of specific loan types, by loan risk rating. The unallocated allowance is considered necessary to provide for certain factors that affect the inherent risk of loss in the loan portfolio that is not captured in the allocated allowance for loan losses, as discussed further below.

The EL is determined based upon a PD which is the probability that a borrower, segregated by loan type and loan risk grade, will default, and the estimated LGD which is the estimate of the amount of net loss in the event of a loan defaulting. The allocated EL factors for retail type loans may also be adjusted, as necessary, by qualitative factor considerations for the applicable loan categories, which include among other considerations the timing difference in the expected loss data, imprecision in the retail LGD and PD data, and current environmental factors specific to each pool of homogenous retail loans. The qualitative factor adjustments, as applicable for certain retail pools, represent an adjustment to the EL for the inherent risk in the respective retail loan pools. The retail qualitative factors consider risks not captured in the calculation of the retail PD and LGD factors.

Default data and net loss upon default data utilized in the calculation of the PD factor and LGD factor are updated at least annually, and qualitative factors are evaluated quarterly to determine if adjustments are necessary. Default data utilized in the PD calculation includes loan defaults experienced through September 30, 2011. Beginning in the fourth quarter of 2011, Synovus enhanced the process used to calculate LGD factors to incorporate internal net losses on defaulted retail loans through September 30, 2011. The enhanced LGD calculation includes loan defaults and net charge-off data through September 30, 2011.

Prior to the change made in the fourth quarter of 2011, as described above, the retail LGD factors were based on industry data. This is the first reporting period when we consider internal LGD data to be comprehensive enough to utilize in the LGD calculation.

Retail Loans – Risk Ratings

Retail loans are generally assigned a risk rating on a 6-point scale at the time of origination based primarily on credit bureau scores, with 1 assigned as the lowest level of risk and 6 as the highest level of risk. At 90 days past due, a 7-substandard rating is applied and at 120 days past due, the loan is generally downgraded to grade 9-loss rating and is generally charged off. The credit bureau based ratings are updated at least annually and the ratings based on the past due status are updated quarterly.

Retail Unallocated Reserve

The unallocated component of the allowance for loan losses is considered necessary to provide for certain environmental and economic factors that impact the inherent risk of loss in the loan portfolio. While most of the unallocated reserve pertains to the commercial loan portfolio, certain of the factors, which are discussed above in the Commercial Unallocated Reserve section, also impact our consideration of the inherent risk of loss for the retail portfolio.

Exhibit B—Response to SEC Comment Letter #13

Synovus Financial Corp.

SEC File No. 1-10312

5	Largest Impaired Loans with no Specific Reserves as of September 30, 2011

							Most Recent Appraisal
Identifier Loan		September 30, 2011 Loan Balance	Origination Date	Date of Impairment	Collateral Description	Cumulative Charge-offs through September 30, 2011	Date	Amount	Fair Value Estimate as of September 30, 2011 (4)
A	(3)	$8,333,750	7/29/2004	March 2011	land, multi-family units, and commercial building	$—	August 2011	$10,049,007	$9,345,577	(1)
B	(3)	$7,556,995	8/15/2005	September 2011	land	$2,822,726	March 2011	$7,790,717	$7,556,995	(1)
C	(3)	$7,166,250	2/3/2004	March 2011	land, multi-family units, and commercial building	$—	August 2011	$8,641,211	$8,036,326	(1)
D	(3)	$7,000,000	6/29/2007	March 2011	land, multi-family units, and commercial building	$—	August 2011	$8,440,744	$7,849,892	(1)
E		$6,959,373	7/28/2005	September 2009	land	$2,380,126	February 2011	$4,025,000	$3,731,934	(1)
					guarantor commitments (2)				$3,300,000	(2)

									$7,031,934	Total Fair Value

(1)	Fair value estimate reflects the appraised value adjusted for estimated selling costs, based on the historical levels of selling costs for similar types of collateral.

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(2)	Includes $3.3 million principal reduction which was received by Synovus in the fourth quarter of 2011, supported by guarantor commitments as of and prior to September 30, 2011.

(3)	Appraised value and fair value estimate each represent the allocated values in a cross-collateralized loan relationship.

(4)	The quarterly re-evaluation of fair values of the real estate securing the loans listed above revealed no changes to the fair value measurements through the date of the letter to which this Exhibit is attached.

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Exhibit C – Response to SEC Comment Letter #16

Synovus Financial Corp.

SEC File No. 1-10312

ITEM 3. LEGAL PROCEEDINGS

Synovus carefully examines and considers each legal matter, and, in those situations where Synovus determines that a particular legal matter presents loss contingencies that are both probable and reasonably estimable, Synovus establishes an appropriate accrual. An event is considered to be “probable” if “the future event is likely to occur.” To date, Synovus has not determined that any of the legal matters present loss contingencies that are both probable and reasonably estimable, including those described below, and, accordingly, has not established an accrual in respect of any such legal matters.

In addition, where Synovus determines that there is a reasonable possibility of a loss in respect of legal matters; Synovus considers whether it is able to estimate the total reasonably possible loss or range of loss. An event is “reasonably possible” if “the chance of the future event or events occurring is more than remote but less than likely.” An event is “remote” if “the chance of the event or future event occurring is more than slight” but less than reasonably possible. In many situations, Synovus may be unable to estimate reasonably possible losses due to the preliminary nature of the legal matters, as well as a variety of other factors and uncertainties. For those legal matters described below, Synovus is able to estimate a range of reasonably possible losses. Synovus’ management currently estimates the aggregate range of reasonably possible losses is from zero to $60 million. This estimated aggregate range is based upon information currently available to Synovus, and the actual losses could prove to be higher (or lower). As there are further developments in these legal matters, Synovus will continually reassess these matters and the estimated range of reasonably possible losses may change as a result of this assessment. Based on our current knowledge and advice of counsel, management presently does not believe that the liabilities arising from these legal matters will have a material adverse effect on Synovus’ consolidated financial condition, operating results or cash flows. However, it is possible that the ultimate resolution of these legal matters could have a material adverse effect on Synovus’ results of operations and financial condition.

Synovus intends to vigorously pursue all available defenses to these legal matters, but will also consider other alternatives, including settlement, in situations where there is an opportunity to resolve such legal matters on terms that Synovus considers to be favorable, including in light of the continued expense and distraction of defending such legal matters. Synovus also maintains insurance coverage, which may (or may not) be available to cover legal fees, or potential losses that might be incurred in connection with the legal matters described below. The above-noted estimated range of reasonably possible losses does not take into consideration insurance coverage which may or may not be available for the respective legal matters.

CompuCredit Litigation

Columbus Bank and Trust Company (“CB&T”), a division of Synovus Bank, a wholly owned banking subsidiary of Synovus, and CompuCredit Corporation (“CompuCredit”) previously were parties to an affinity agreement (“Affinity Agreement”) pursuant to which CB&T issued credit cards that were marketed and serviced by CompuCredit. On October 24, 2008, a putative class action lawsuit was filed against CompuCredit and CB&T in the United States District Court for the Northern District of California, Greenwood v. CompuCredit, et. al., Case No. 4:08-cv-04878 (CW) (“Greenwood”), alleging that one of the credit card programs offered pursuant to the Affinity Agreement violated the Credit Repair Organization Act, 15 U.S.C. § 1679 (“CROA Claims”) and the California Unfair Competition Law, Cal. Bus. & Prof. Code § 17200 (“California UCL Claims”). CB&T intends to vigorously defend itself against these allegations. On January 22, 2009, the Georgia Superior Court in separate litigation between CB&T and CompuCredit ruled that CompuCredit must pay the reasonable attorneys’ fees incurred by CB&T in connection with the Greenwood case pursuant to the indemnification provision of the Affinity Agreement described above. Any losses that CB&T incurs in connection with Greenwood are also expected to be subject to the indemnification provisions of the Affinity Agreement described above.

On January 10, 2012, the United States Supreme Court issued its opinion reversing the decision of the Ninth Circuit Court of Appeals that had affirmed a denial of the defendants’ motion to compel arbitration of the CROA Claims in Greenwood and remanded the case for further proceedings consistent with its opinion. As a result, it is expected that the plaintiffs will be required to submit their CROA Claims to arbitration on an individual basis and that those claims will not proceed as a class action. The District Court has certified the California UCL claims as a class action, but following the April 27, 2011 decision of the United States Supreme Court in AT&T Mobility LLC v. Concepcion that overruled prior California law limiting arbitration of class actions, defendants have moved to compel arbitration of the State UCL Claims, and that motion is currently pending before the District Court.

Securities Class Action and Related Litigation

On July 7, 2009, the City of Pompano Beach General Employees’ Retirement System filed suit against Synovus, and certain of Synovus’ current and former officers, in the United States District Court, Northern District of Georgia (Civil Action File No. 1 09-CV-1811) (the “Securities Class Action”) and on June 11, 2010, Lead Plaintiffs, the Labourers’ Pension Fund of Central and Eastern Canada and the Sheet Metal Workers’ National Pension Fund, filed an amended complaint alleging that Synovus and the named individual defendants misrepresented or failed to disclose material facts that artificially inflated Synovus’ stock price in violation of the federal securities laws. Lead Plaintiffs’ allegations are based on purported exposure to Synovus’ lending relationship with the Sea Island Company and the impact of such alleged exposure on Synovus’ financial condition. Lead Plaintiffs in the Securities Class Action seek damages in an unspecified amount. On May 19, 2011, the Court ruled that the amended complaint failed to satisfy the mandatory pleading requirements of the Private Securities Litigation Reform Act. The Court also ruled that Lead Plaintiffs would be allowed the opportunity to submit a further amended complaint. Lead Plaintiffs served their second amended complaint on June 27, 2011. Defendants filed a Motion to Dismiss that complaint on July 27, 2011. The motion is fully briefed and the parties are waiting on a ruling by the court. Discovery continues to be stayed pursuant to the Private Securities Litigation Reform Act.

On November 4, 2009, a shareholder filed a putative derivative action purportedly on behalf of Synovus in the United States District Court, Northern District of Georgia (Civil Action File No. 1 09-CV-3069) (the “Federal Shareholder Derivative Lawsuit”), against certain current and/or former directors and executive officers of Synovus. The Federal Shareholder Derivative Lawsuit asserts that the individual defendants violated their fiduciary duties based upon substantially the same facts as alleged in the Securities Class Action described above. The plaintiff is seeking to recover damages in an unspecified amount and equitable and/or injunctive relief.

On December 1, 2009, at the request of the parties, the Court consolidated the Securities Class Action and Federal Shareholder Derivative Lawsuit for discovery purposes, captioned In re Synovus Financial Corp., 09-CV-1811-JOF, holding that the two cases involve “common issues of law and fact.”

On December 21, 2009, a shareholder filed a putative derivative action purportedly on behalf of Synovus in the Superior Court of Fulton County, Georgia (the “State Shareholder Derivative Lawsuit”), against certain current and/or former directors and executive officers of Synovus. The State Shareholder Derivative Lawsuit asserts that the individual defendants violated their fiduciary duties based upon substantially the same facts as alleged in the Federal Shareholder Derivative Lawsuit described above. The plaintiff is seeking to recover damages in an unspecified amount and equitable and/or injunctive relief. On June 17, 2010, the Superior Court entered an Order staying the State Shareholder Derivative Lawsuit pending resolution of the Federal Shareholder Derivative Lawsuit.

There are significant uncertainties involved in any potential class action and derivative litigation. In the event the Court denies the Motion to Dismiss the second amended complaint in the Securities Class Action, Synovus may seek to mediate the Securities Class Action and Related Litigation in order to determine whether a reasonable settlement can be reached. In the event the Securities Class Action is not dismissed or settled, Synovus and the individually named defendants collectively intend to vigorously defend themselves against the Securities Class Action and Related Litigation.

SEC Informal Inquiry

Synovus has received a letter from the SEC Atlanta regional office, dated December 15, 2009, informing Synovus that it is conducting an informal inquiry “to determine whether any person or entity has violated the federal securities laws.” The SEC has not asserted, nor does management believe, that Synovus or any person or entity has committed any securities violations. Synovus intends to cooperate fully with the SEC’s informal inquiry. Based upon information that presently is available to it, Synovus’ management is unable to predict the outcome of the informal SEC inquiry and cannot currently reasonably determine the probability of a material adverse result, if any.

Overdraft Litigation

Posting Order Litigation

On September 21, 2010, Synovus, Synovus Bank and CB&T were named as defendants in a putative class action relating to the manner in which Synovus Bank charges overdraft fees to customers. The case, Childs et al. v. Columbus Bank and Trust et al., was filed in the Northern

District of Georgia, Atlanta Division, and asserts claims for breach of contract and breach of the covenant of good faith and fair dealing, unconscionability, conversion and unjust enrichment for alleged injuries suffered by plaintiffs as a result of Synovus Bank’s assessment of overdraft charges allegedly resulting from the sequence used to post payments to the plaintiffs’ accounts. On October 25, 2010, the Childs case was transferred to a multi-district proceeding in the Southern District of Florida. In Re; Checking Account Overdraft Litigation, MDL No. 2036. Plaintiffs amended their complaint on Oct. 21, 2011. The Synovus entities filed a motion to dismiss the amended complaint on Nov. 22, 2011. That motion remains pending.

On January 25, 2012, Synovus Bank was named as a defendant in another putative class action relating to the manner in which Synovus Bank charges overdraft fees to customers. The case, Green et al. v. Synovus Bank, was filed in the Middle District of Georgia, Columbus Division, and asserts claims for breach of contract and breach of the covenant of good faith and fair dealing, unconscionability, conversion, unjust enrichment and money had and received for alleged injuries suffered by plaintiffs as a result of Synovus Bank’s assessment of overdraft charges allegedly resulting from the sequence used to post payments to the plaintiffs’ accounts. At this time, the due date for Synovus Bank’s response to the complaint will be in February 2012.

Assertion of Overdraft Fees as Interest Litigation

Synovus Bank was also named as a defendant in a putative class action in which the plaintiffs allege that overdraft fees charged to customers constitute interest and, as such, are usurious under Georgia law. The case, Griner et. al. v. Synovus Bank, et. al. was filed in Gwinnett County State Court (state of Georgia) on July 30, 2010, and asserts claims for usury, conversion and money had and received for alleged injuries suffered by the plaintiffs as a result of Synovus Bank’s assessment of overdraft charges in connection with its POS/debit and automated-teller machine cards used to access customer accounts. Plaintiffs contend that such overdraft charges constitute interest and are therefore subject to Georgia usury laws. Synovus Bank contends that such overdraft charges constitute non-interest fees and charges under both federal and Georgia law and are otherwise exempt from Georgia usury limits. On September 1, 2010, Synovus Bank removed the case to the United States District Court for the Northern District of Georgia, Atlanta Division. The plaintiffs filed a motion to remand the case to state court. On July 22, 2011, the federal court entered an order granting plaintiffs’ motion to remand the case to the Gwinnett County State Court. Synovus Bank subsequently filed a motion to dismiss. On November 2, 2011, the state court announced its intention to deny the motion to dismiss. The court, however, also announced its intention to grant Synovus Bank’s request for a certificate of immediate review thereby permitting Synovus Bank to petition the Georgia Court of Appeals for a discretionary appeal of the denial of the motion to dismiss.

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